

Mail Stop 3720

January 17, 2008

Franco Perrotta
President and Director
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

> **Re:    Legend Marketing, Corp.**
> **Amendment No. 3 to Form SB-2**
> **Filed January 7, 2008**
> **File No. 333-141222**

Dear Mr. Perrotta:

     We have reviewed your amended filing and response letter, dated January 7, 2008, and have the following comments.  Where indicated, we think you should revise your Form SB-2 in response to these comments.  If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

     We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 21

1.  We note your response to prior comment number six and reissue this comment.  Please provide us with hard copies of the materials supporting your data, which clearly mark the data that you cite in your registration statement.  We note the internet link provided in your registration statement, but it does not include all the sources to which you cite, such as Statistics Canada.

2. We note your response to prior comment number eight and reissue this comment in part. Please revise your disclosure to include the statement that you do not anticipate having any new clients within the next twelve months, as indicated in your response letter.

Exhibits

3. Revise to indicate that the exhibits listed without an asterisk were previously filed with earlier versions of the registration statement.

\* \* \* \*

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Mew, Senior Accountant, at (202) 551-3377 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Attorney-Advisor, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Larry Yen, Esq. (*via facsimile*)
(604) 687-6314